# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avalyn Pharma Inc., CIK 0001540171
CUSIP: 05348Y105
Title of class of securities: Voting Common Stock, $0.001 par value
Address of issuer's principal executive offices: 105 W First Street, Boston, Massachusetts (MA), 02127
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0001569064
Persons authorized to receive notices and communications: Andrew Nathanson, Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York (NY), 10022, (212) 702-5205

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC (CIK 0001569064): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,503,109; sole dispositive power 0; shared dispositive power 2,503,109; aggregate amount beneficially owned 2,503,109 (5.6% of the class)
  Comment: Note in relation to Item 13: Based on 44,312,047 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on April 30, 2026 (inclusive of 2,500,000 additional shares of Common Stock purchased by the underwriters in the Initial Offering (as defined below)).
- Averill Master Fund, Ltd. (CIK 0001939329): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,179,283; sole dispositive power 0; shared dispositive power 2,179,283; aggregate amount beneficially owned 2,179,283 (4.9% of the class)
  Comment: Note in relation to Item 13: Based on 44,312,047 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on April 30, 2026 (inclusive of 2,500,000 additional shares of Common Stock purchased by the underwriters in the Initial Offering (as defined below)).
- Averill Madison Master Fund, Ltd. (CIK 0002021243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 323,826; sole dispositive power 0; shared dispositive power 323,826; aggregate amount beneficially owned 323,826 (0.7% of the class)
  Comment: Note in relation to Item 13: Based on 44,312,047 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on April 30, 2026 (inclusive of 2,500,000 additional shares of Common Stock purchased by the underwriters in the Initial Offering (as defined below)).
- Aaron Cowen (CIK 0001869640): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,503,109; sole dispositive power 0; shared dispositive power 2,503,109; aggregate amount beneficially owned 2,503,109 (5.6% of the class)
  Comment: Note in relation to Item 13: Based on 44,312,047 shares of Common Stock (as defined below) outstanding, as indicated by the Issuer (as defined below) in the Final Prospectus (as defined below) on April 30, 2026 (inclusive of 2,500,000 additional shares of Common Stock purchased by the underwriters in the Initial Offering (as defined below)).

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, $0.001 par value
Name of issuer: Avalyn Pharma Inc.
Address of issuer's principal executive offices: 105 W First Street, Boston, Massachusetts (MA), 02127
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to shares of voting common stock, $0.001 par value per share ("Common Stock"), of Avalyn Pharma Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 105 W First Street, Boston, Massachusetts 02127.

## Item 2. Identity and Background
Name of person filing: The persons filing this Schedule 13D are Averill Master Fund, Ltd., a Cayman Islands exempted company ("Averill Master Fund"), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company ("Averill Madison Master Fund" and, together with Averill Master Fund, the "Funds"), Suvretta Capital Management, LLC, a Delaware limited liability company ("Suvretta Capital"), and Aaron Cowen ("Mr. Cowen") (collectively, the "Reporting Persons").
Residence or business address: The address of the principal office of (i) each of the Funds is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, (ii) each of Suvretta Capital and Mr. Cowen is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York, 10022 and (iii) each of the directors and executive officers named on Schedule I (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule I is incorporated by reference herein.
Present principal occupation or employment: Each of the Funds is a private investment fund. Suvretta Capital serves as the investment manager of each of the Funds. Mr. Cowen is the control person and managing member of Suvretta Capital. The principal occupation of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Averill Master Fund is a Cayman Islands exempted company. Averill Madison Master Fund is a Cayman Islands exempted company. Suvretta Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen. Except as set forth on Schedule I, each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Direct Purchase of Preferred Stock

In April 2025, the Funds entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which Averill Master Fund purchased 9,544,142 shares of Series D Preferred Stock from the Issuer, at a share price of $0.7963 per share and a total purchase price of $7,600,000.28, and Averill Madison Master Fund purchased 502,323 shares of Series D Preferred Stock from the Issuer, at a share price of $0.7963 per share and a total purchase price of $399,999.81.

Reverse Stock Split and Conversion

On April 22, 2026, the Issuer effected a 1-for-19.2417 reverse stock split of its issued and outstanding Common Stock and proportionally adjusted the conversion price for each series of the Issuer's preferred stock.

Prior to the closing of the Issuer's initial public offering on May 1, 2026 (the "Initial Offering"), each share of the Issuer's Series D Preferred Stock was automatically converted into shares of the Issuer's Common Stock on a 1-for-19.2417 basis. Consequently, Averill Master Fund's 9,544,142 shares of Series D Preferred Stock were converted into 496,013 shares of Common Stock and Averill Madison Master Fund's 502,323 shares of Series D Preferred Stock were converted into 26,105 shares of Common Stock.

Purchase in Initial Offering

On May 1, 2026, Averill Master Fund purchased 1,614,410 shares of the Issuer's Common Stock from the underwriters in the Initial Offering, at a share price of $18.00 per share and a total purchase price of $29,059,380.00, and Averill Madison Master Fund purchased 285,590 shares of the Issuer's Common Stock from the underwriters in the Initial Offering, at a share price $18.00 per share and total purchase price of $5,140,620.00. Such purchases occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on April 30, 2026 with the SEC (File No. 333-294932) (the "Final Prospectus").

Open Market Purchases

On April 30, 2026, Averill Master Fund purchased an additional 68,160 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $1,817,469.14, including brokerage commissions, and Averill Madison Master Fund also purchased an additional 12,031 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $320,801.81, including brokerage commissions. During May 2026, Averill Master Fund purchased an additional 700 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $19,271.00, including brokerage commissions, and Averill Madison Master Fund also purchased an additional 100 shares of Common Stock in the open market following the Initial Offering, for which it paid an aggregate total of $2,753.00, including brokerage commissions.

Source of Funds

The total amount of funds used by the Funds to purchase the securities of the Issuer described in this Item 3 was furnished from the working capital of the Funds.

The transactions in Common Stock described in this Item 3 are set forth in detail in Schedule II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3 above is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, and the availability and nature of opportunities to dispose of securities of the Issuer. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

In April 2025, David Friedman, M.D., was appointed to the Board. Dr. Friedman serves as a Managing Director and Senior Analyst at Suvretta Capital. Dr. Friedman, in his capacity as a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5. Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information disclosed in Item 3 and on Schedule II is incorporated by reference into this Item 5. Except as disclosed in Item 3 above and in this Item 5(c), the Reporting Persons and, to their knowledge, the Scheduled Persons have not effected any transactions in Common Stock during the past sixty days. Schedule II sets forth the transactions in Common Stock that were effected by the Reporting Persons during the past sixty days. The transactions in Common Stock described on Schedule II were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

In connection with the issuance of the Series D Preferred Stock, on April 25, 2026, the Issuer entered into an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with certain holders of the Issuer's capital stock (the "Investors"), including the purchasers of the Issuer's Series D Preferred Stock and other specified stockholders named therein, including the Funds, pursuant to which the Issuer granted certain registration rights in respect of (i) the Common Stock issuable or issued upon conversion of the Issuer's preferred stock, excluding shares of Common Stock issued upon conversion of the Issuer's preferred stock pursuant to the special mandatory conversion provision of the Company's amended and restated certificate of incorporation, (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Issuer, acquired by the Investors after the date of the Investors' Rights Agreement, excluding shares of Common Stock issued upon conversion of the Issuer's preferred stock pursuant to the special mandatory conversion provision of the Company's amended and restated certificate of incorporation, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) (the "Registrable Securities"). Under the Investors' Rights Agreement, at any time beginning 180 days after April 29, 2026, the Issuer has agreed to file a Form S-1 registration statement under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), covering all Registrable Securities requested to be included in such registration by any Investors owning Registrable Securities, within 60 days after a request by the holders of at least 25% of the Registrable Securities then outstanding, if the Registrable Securities requested to be registered have an anticipated aggregate offering price of at least $5 million, net of any underwriting discounts, selling commissions and other related expenses, subject to specified conditions and limitations. If the Issuer is qualified to file a registration statement on Form S-3, the Issuer has agreed to file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any Investors owning Registrable Securities, within 45 days after a request by the holders of at least 15% of the Registrable Securities then outstanding, if the Registrable Securities requested to be registered have an anticipated aggregate offering price of at least $5 million, net of any underwriting discounts, selling commissions and other related expenses. In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Issuer has agreed to cause to be registered all of the Registrable Securities that each such holder has requested to be included in such registration, subject to certain marketing and other limitations. Whenever required under the Investors' Rights Agreement to effect the registration of any Registrable Securities, the Issuer must use its commercially reasonable efforts to cause such registration statement to become effective as expeditiously as reasonably possible.

Lock-Up Agreement

Prior to the closing of the Initial Offering, Averill Master Fund and Averill Madison Master Fund entered into a letter agreement with Morgan Stanley & Co. LLC, Jefferies LLC, Evercore L.L.C., and Guggenheim Securities, LLC, as representatives of the underwriters (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, each of Averill Master Fund and Averill Madison Master Fund agreed to certain restrictions on transfer of shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock ending on the 180th day after April 29, 2026. The restrictions on transfer set forth in the Lock-Up Agreement are subject to customary exceptions.

The foregoing descriptions of the material terms of the Investors' Rights Agreement and the Lock-Up Agreement are each qualified in their entirety by reference to those documents, each of which is referenced in Exhibits 2 and 3 hereto, respectively, and is incorporated by reference herein.

The information disclosed in Items 3, 4 and 5 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement.
2* Amended and Restated Investors' Rights Agreement, dated April 25, 2025, by and among the Issuer, each of the investors listed on Schedule A thereto and each of the Company's stockholders listed on Schedule B thereto.
3 Lock-Up Agreement by and among Averill Master Fund, Averill Madison Master Fund, Morgan Stanley & Co. LLC, Jefferies LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC.

*Incorporated by reference from Exhibit 4.2 of the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 8, 2026.

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (05/08/2026)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (05/08/2026)
- Averill Madison Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (05/08/2026)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (05/08/2026)